Exhibit 6.3

LICENSE AGREEMENT
BETWEEN
VANDERBILT UNIVERSITY
AND
Virtuoso Surgical, Inc.

LICENSE AGREEMENT
BETWEEN

VANDERBILT UNIVERSITY
AND

Virtuoso Surgical, Inc.

This Agreement, by and between Vanderbilt University, a not-for-profit corporation, organized and existing under the laws of the state of Tennessee (“Vanderbilt”), and Virtuoso Surgical, Inc., a corporation organized and existing under the laws of the State of Tennessee, with a principal place of business at 5701 Old Harding Pike, Suite 200, Nashville, TN 37205 (collectively, with its Affiliates, “Virtuoso”) (each a “Party” and collectively the “Parties”), is effective as of the 15th day of May, 2016 (the “Effective Date”).

RECITALS

WHEREAS, “System and Apparatus for Endoscopic Deployment of Robotic Concentric Tube Manipulators for Performing Surgery” (VU 13034) was developed by Messers S. Duke Herrell, Robert J. Webster, Trevor Bruns, Philip J. Swaney and Richard Hendrick and “Hand-held Concentric Tube Manipulator Actuation Unit and Mechanism for Surgery” (VU 16035) was developed by Messers S. Duke Herrell, Richard Hendrick and Robert J. Webster; and

WHEREAS Messers Herrell, Webster, Hendrick, Bruns and Swaney are collectively hereinafter known as the Inventors; and

WHEREAS, Virtuoso wishes to obtain a license under the Licensed Patents to develop and commercialize products, and Virtuoso is capable of and committed to developing and commercializing products utilizing such rights; and

WHEREAS, Vanderbilt is willing to grant such a license to Virtuoso, in consideration of Virtuoso’s satisfaction of its obligations hereunder, and for other good and valuable consideration as set forth below.

NOW, THEREFORE, the Patties agree as follows:

Article 1
DEFINITION OF TERMS

1.1              “Affiliate” shall mean, with respect to an entity, any other entity that directly or indirectly owns or controls, is owned or controlled by, or is under common ownership or control with such entity. With respect to an entity, the terms “own” and “control” shall mean (a) possession, the right to possession or beneficial ownership of at least fifty percent (50%) of the voting securities of a corporation or other business organization with voting securities; (b) the power to direct management and policies; (c) the power to appoint or remove a majority of the board of directors or trustees; and/or (d) the right to receive 50% or more of the profits or earnings or the right to 50% or more of the net assets. The term “entity” includes without limitation any individual, corporation, or other organization.

1.2              “Confidential Information” shall mean any information exchanged between Vanderbilt and Virtuoso, regarding the Licensed Patents or this Agreement and/or the performance of either Party hereunder, either orally or in writing or other tangible medium, provided that (except for information provided under Section 6.1) if the information is provided in writing or other tangible medium it is marked “Confidential,” and if the information is provided verbally or visually it is identified as confidential at the time of disclosure and thereafter promptly reduced to a writing marked “Confidential.” The obligations under Article 8 (Confidentiality) shall not apply to that part of the Confidential Information that (i) is or becomes known to the public without fault of the Party receiving the information; (ii) the receiving Party can establish that it knew prior to the receipt of the same from the disclosing Party; (iii) is obtained from a third party having the right to disclose same without breach of any obligation of confidentiality to the disclosing Party; or (iv) is developed by the receiving Party independently of and without reference to the information.

1.3              “Fair Market Value” shall mean the cash consideration that Virtuoso or its Sublicensee(s) would realize from a non-Affiliate, independent buyer in an arm’s length sale of an identical item or right sold in the same quantity and at the same time and place of the transaction.

1.4              “Field” shall mean human surgical applications.

1.5              “Issue Fee” shall have the meaning given in Section 3.1.

1.6              “Licensed Patents” shall mean the patent applications and issued patents listed in Appendix A, attached hereto and made a part hereof; any divisions, continuations (but excluding continuations-in-part) or patents issuing thereon or reissues thereof; and any and all United States and foreign patents and patent applications corresponding thereto, all to the extent controlled by Vanderbilt.

1.7              “Licensed Product” shall mean (i) any product, process, or service in the Field (a) the making, use, sale, offer to sell, or import of which is covered by (in whole or in part), or absent the license granted herein would infringe, one or more Valid Claims, or (b) that is made, uses, or is used by or in a process that is covered by (in whole or in part), or absent the license granted herein would infringe, one or more Valid Claims, or (ii) a service performed using a product or process described in subsection (i)(a) or (b) above.

1.8              “Minimum Annual Royalty” shall have the meaning given in Section 3.3.

1.9              “Gross Sales” shall mean:

1.9.1        the gross amount billed by Virtuoso for Licensed Products. No deductions will be made for commissions paid to individuals whether they are with independent sales agencies or regularly employed by Virtuoso, and on its payroll, or for cost of collections.

1.9.2        In the case of a sale of a Licensed Product within Virtuoso or between or among Virtuoso for further sale by such transferee, Gross Sales shall be based on the gross amount billed for the first sale of such Licensed Product to (i) an entity other than Virtuoso, or (ii) a transferee that is the final purchaser or transferee.

1.9.3        In the case of a sale of a Licensed Product for which Virtuoso does not bill, Gross Sales shall mean the amount received by Virtuoso for the sale of such Licensed Product.

1.9.4        If Licensed Product is billed or otherwise sold at a discounted price that is substantially lower than the customary prices charged by Virtuoso, or billed or otherwise sold for non-monetary consideration (whether or not at a discount), Gross Sales will be calculated based on the average non-discounted amount charged for such Licensed Product in an arms-length transaction to a non-Affiliate, independent third party during the same calendar quarter in the same country or, in the absence of such sales, on the Fair Market Value of such Licensed Product.

1.10           “Patent Challenge” shall mean any direct or indirect dispute, challenge, or assistance in the challenge of the validity, patentability, scope, construction, enforceability, non-infringement or Vanderbilt’s ownership of any issued patent comprising the Licensed Patents or any claims thereof, or opposition or assistance in the opposition of the grant of any letters patent comprising the Licensed Patents, in any legal or, administrative proceedings, including in a court of law, before the United States Patent and Trademark Office or other agency or tribunal in any jurisdiction, or in arbitration.

1.11            “Past Patenting Costs” shall have the meaning given in Paragraph 6.2.1.

1.12            “Patenting Costs” shall mean any past or ongoing costs incurred or to be incurred, including government fees and attorneys’ fees, in the course of Prosecuting the Licensed Patents.

1.13           “Prosecution” or “Prosecuting” shall mean preparation, filing, prosecution, issuance and maintenance of the Licensed Patents, including continuations, divisionals, extensions, re-examinations, reissues, supplemental examination, appeals, interferences, derivation proceedings, oppositions, all other proceedings before the United States Patent and Trademark Office (including the Patent Trial and Appeal Board) and foreign patent offices, and any judicial or other appeals of the foregoing.

1.14            “Representatives” shall mean Vanderbilt’s trustees, directors, officers, employees, faculty, Inventors, personnel, affiliated investigators, agents and representatives, medical and professional staff, students and Affiliates, and their respective successors, heirs and assigns.

1.15            The terms “sale”, “sold” and “sell” as used in this Agreement include without limitation, sales, leases, licenses, rentals, performance and other modes of distribution or transfer of a product, process or service or its beneficial use.

1.16            ”Term” has the meaning given in Section 7.1.

1.17            “Valid Claim” shall mean any pending claim of any Licensed Patent, or issued and unexpired claim of any Licensed Patent, that has not been permanently revoked, nor held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction that is unappealable or unappealed in the time allowed for appeal, and which has not been cancelled, withdrawn or abandoned or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise.

Article 2

GRANT

2.1              Grant to Virtuoso. Subject to the terms of this Agreement, Vanderbilt hereby grants to Virtuoso an exclusive license in the Field under its interest in and to the Licensed Patents, to make, use, offer to sell, sell and import Licensed Products during the Term. No right to sublicense the Licensed Patents are granted under this Agreement.

2.2              Government Rights and Requirements. Notwithstanding anything herein to the contrary, any and all licenses and other rights granted hereunder are limited by and subject to the rights and requirements of the United States Government which may attach as a result of United States Government sponsorship of research in connection with which an invention covered by the Licensed Patents was conceived or first actually reduced to practice, as set forth in 35 U.S.C. §§200-212, and 37 C.F.R. Part 401, each as amended or any successor statutes or regulations, and in the relevant United States Government research contracts with Vanderbilt, as such rights and requirements may be amended or modified by law, rule or regulation. To the extent applicable, such rights and requirements include without limitation (i) the grant of a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the United States Government any of the Licensed Patents throughout the world (as set forth in 35 U.S.C. §202(c)(4)), and (ii) the requirement that Licensed Products used or sold in the United States will be manufactured substantially in the United States (as set forth in 35 U.S.C. §204).

2.3              Reservation by Vanderbilt. Notwithstanding anything herein to the contrary, and without limitation, (i) Vanderbilt reserves the right to: (a) make, use, practice and further develop the Licensed Patents for educational, research, patient care, and treatment purposes and other internal purposes; (b) grant to others non-exclusive licenses to make and use the Licensed Patents and the subject matter described therein for academic research or not-for-profit educational purposes; and (c) grant licenses to Licensed Patents to third parties outside the Field or to products other than Licensed Products; and (ii) Vanderbilt excludes from the rights granted to Virtuoso herein the right to bring an infringement action against, seek monetary damages from, or seek an injunction against, any Inventor or their present or future not-for-profit employers even after such employment has ended, for infringement of any of the Licensed Patents in carrying out not-for- profit research or education; and nothing herein shall be construed to require Vanderbilt to bring any such action against any such party.

2.4              No Additional Rights. Nothing in this Agreement shall be construed to confer any rights upon Virtuoso by implication, estoppel, or otherwise as to any technology or patent rights of Vanderbilt or any other entity other than the Licensed Patents in the Field during the Term for the Licensed Products regardless of whether such technology or patent rights shall be dominant or subordinate to any Licensed Patents.

Article 3

FINANCIAL CONSIDERATIONS

3.1              Issue Fee. Virtuoso shall pay to Vanderbilt a non-refundable, non-creditable license issue fee in cash and in equity (“Issue Fee”) comprising:

3.1.1        Five Thousand U.S. Dollars (U.S. $5,000), payable to Vanderbilt, within Ten (10) days of execution of this Agreement; and

3.1.2        A warrant in the form attached hereto as Exhibit C (the “Vanderbilt Warrant”), which shall be exercisable as described therein. Upon exercise, Virtuoso shall issue to Vanderbilt shares of its fully paid, non-assessable Common Membership Units/Common Stock (the “Warrant Shares”). Virtuoso’s obligation to issue Warrant Shares upon Vanderbilt’s exercise of the Vanderbilt Warrant is unconditional, and the Warrant Shares issued thereunder shall not be offset, assessed or otherwise applied to or against any other payments due under this Agreement or otherwise any liabilities of Vanderbilt in connection with this Agreement or otherwise, including those arising from any breach or alleged breach of the Agreement by Vanderbilt.

For avoidance of doubt, it is the Parties’ intent that the interest in Virtuoso acquired by Vanderbilt under this Section 3.1.2 not be diluted below Four percent (4%) of the aggregate number of outstanding shares of Common Membership Units/Common Stock of Virtuoso, calculated on a fully diluted basis assuming the exercise and/or conversion of all outstanding securities exercisable for or convertible into Common Membership Units/Common Stock outstanding at the time of a Warrant Share Freeze Event (as defined in the Vanderbilt Warrant). Following the Warrant Share Freeze Event, except as set forth in the Vanderbilt Warrant, Vanderbilt will be subject to dilution in the same manner as any other holder of Common Membership Units/Common Stock.

3.2               Running Royalties. Virtuoso shall pay to Vanderbilt a running royalty of Four percent (4%) of Gross Sales on all Licensed Products (including those made during the Term but sold after the Term) in accordance with the table below. No multiple running royalties shall be payable because the Licensed Product, or the manufacture or use thereof, is or shall be covered by more than one Licensed Patent.

3.3              Minimum Annual Royalties. Virtuoso shall pay to Vanderbilt a minimum annual royalty payment for each calendar year in the amounts set forth below (the “Minimum Annual Royalty”) at the time set forth in Paragraph 5.5.1. Each Minimum Annual Royalty payment shall be fully creditable against running royalties paid to Vanderbilt under Section 3.2 for the same calendar year, but shall not be creditable against any other payment due under this Agreement, including past or future running royalties that may be or may become due.

For Calendar Year	Payable on	Minimum Annual Royalty
2021	February 1 of 2022	$3,000
2022	February 1 of 2023	$5,000
2023	February 1 of 2024	$10,000
2024	February 1 of 2025	$20,000
2025 and each Calendar Year thereafter	February 1 of 2026 and each February 1 thereafter	$50,000

3.4              Payment Due Upon an Exit Event. Upon the (i) legal or beneficial sale or transfer of more than 50% of Virtuoso’s equity to a third party who is not a shareholder as of the date hereof in one or in a series of transactions; or (ii) sale or transfer of all or substantially all of the assets of Virtuoso to a third party, Virtuoso shall pay to Vanderbilt a one-time payment of $250,000 on or before thirty (30) days of such transfer or sale.

Article 4

DILIGENCE

4.1              Diligent Efforts. Virtuoso, shall use commercially reasonable efforts to develop Licensed Products and to bring Licensed Products to market through a thorough, vigorous and diligent program for exploitation of the Licensed Patents and to continue active, diligent marketing efforts for Licensed Products throughout the Term. Virtuoso shall endeavor to keep Licensed Products reasonably available to the public.

4.2              Diligence Milestones. In addition to Virtuoso’s diligence obligations in Section 4.1, Virtuoso, shall achieve the following diligence milestones (the “Diligence Milestones”) by the dates set forth below (the “Diligence Milestone Dates”):

A.	Milestone 1: Within six (6) months after the Effective Date, Virtuoso shall furnish Vanderbilt with a written research and development plan describing the major tasks to be achieved in order to develop and bring to market Licensed Products, a timeline for achievement of such tasks, and an estimate of the number of staff and financial and other resources to be devoted to such development and commercialization effort (“Commercialization Plan”);

B.	Milestone 2: Obtaining SBIR/STTR or equivalent funding for prototype development and FDA submission planning: on or before Eighteen (18) months after the Effective Date;

C.	Milestone 3: Complete design refinements towards FDA submission: on or before thirty six (36) months after the Effective Date;

D.	Milestone 4: Complete verification and validation studies and submit either FDA 510(k) or other FDA product approval submission: on or before sixty (60) months after the Effective Date.

E.	Milestone 5: Pilot rollout of product and start of marketing of the product: on or before seventy two (72) months after the Effective Date

Virtuoso shall provide to Vanderbilt commercially reasonable evidence of Virtuoso having achieved each of the above-defined Diligence Milestones within thirty (30) days after the corresponding Diligence Milestone Date set forth above.

4.3              Diligence Reporting. Throughout the course of development and commercialization of Licensed Products by Virtuoso, Virtuoso shall provide Vanderbilt with reasonably detailed confidential periodic summary reports evidencing its efforts in, progress made, and future plans for, its development and commercialization of Licensed Products, on a Licensed Product-by- Licensed Product basis, including progress made toward the objectives set forth in the Commercialization Plan (as defined in Section 4.2) during the preceding year and any updates or revisions to the Commercialization Plan. The report shall also contain a discussion of intended efforts, development progress, and sales projections for the next twelve-month period. Such reports shall be provided no less frequently than every calendar year, the first report to be due one year after the Effective Date.

4.4              Diligence Failure. In the event Vanderbilt determines that Virtuoso has failed to fulfill any of its obligations under Section 4.1 or Section 4.2, Vanderbilt may terminate this Agreement in accordance with Section 7.3.

Article 5
RECORDS, REPORTS AND PAYMENTS

5.1              Record Accounting.

Virtuoso shall keep complete and accurate books of account containing all particulars that may be necessary for the purpose of showing the amounts payable to Vanderbilt by Virtuoso hereunder, and for otherwise verifying Virtuoso’s performance hereunder. Such books of account shall be kept at Virtuoso’s principal place of business, and shall be maintained for at least five (5) years following the end of the reporting period to which they pertain. For the purpose of verifying Virtuoso’s royalty statement or compliance in other respects with this Agreement, Vanderbilt or its agents or representatives shall have the right to conduct an audit of Virtuoso’s business activities relating to this Agreement. Such examinations shall be made during reasonable business hours, and not more than once during each calendar year. Should any of the foregoing examinations reveal an underpayment, then Virtuoso shall immediately pay to Vanderbilt the underpaid amount, plus interest (as provided for below). Furthermore, if such underpayment exceeds five percent (5%) of the amount paid by Virtuoso to Vanderbilt for any calendar year examined, then Virtuoso shall also bear the cost of such audit, including accountant’s fees and expenses, and shall immediately reimburse Vanderbilt for all such costs.

5.2              Quarterly Reports. Within thirty (30) days of the end of each calendar quarter, Virtuoso shall deliver to Vanderbilt a complete and accurate report for that quarter in the form specified in Appendix B. Such report shall be certified by an officer or director of Virtuoso for completeness and accuracy. For purposes of calculating royalties, and reporting under this Section 5.2, Gross Sales shall be deemed to occur on the date of billing for a Licensed Product. For a Licensed Product for which Virtuoso does not bill, Gross Sales shall be deemed to have occurred on the earliest of the date of the sale, use, performance or importing of the Licensed Product, but royalty on such Gross Sales shall be due with the report for the quarter in which payment is received.

5.3              Diligence Reports/financial Statements. Virtuoso shall deliver annually a report containing (i) an update on Virtuoso’s progress towards achieving the Diligence Milestones, including a summary of amounts invested in development of commercial products and other steps necessary under the Commercialization Plan, and (ii) Virtuoso’s financial statements for the preceding twelve (12) months including, at a minimum, a balance sheet and an operating statement certified by Virtuoso’s treasurer or chief financial officer or by an independent auditor. Such reports shall be considered Confidential Information, and shall be subject to the confidentiality provisions contained herein.

5.4              Notification of Transaction. Virtuoso shall notify Vanderbilt within thirty (30) days of the occurrence of any of the following events: (a) a merger or consolidation of Virtuoso, (b) a transaction or series of related transactions in which a third party, together with its Affiliates, becomes the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of Virtuoso, or (c) the sale or other transfer to a third party of all or substantially all of Virtuoso’s assets.

5.5              Payments

5.5.1        Virtuoso shall pay to Vanderbilt the Running Royalties (Section 3.2), accruing during each calendar quarter with the corresponding report for that quarter. Minimum Annual Royalties shall accrue on the last day of each calendar year set forth in Section 3.3.

5.5.2        Time is of the essence with respect to all payments due under this Agreement, and the Patties agree that the value of the payments due under this Agreement is acceptable as appropriate consideration only if such payments are received in full as provided for herein. Payments shall be paid in United States Dollars in such place as Vanderbilt may reasonably designate consistent with the laws and regulations controlling in any foreign country. If any currency conversion is required in connection with the payment of royalties hereunder, such conversion shall be made by using the average rate of exchange during the calendar quarter during which such payments accrued, as determined by reference to the currency exchange rates quoted by Bloomberg Professional, a service of Bloomberg L.P., or in the event Bloomberg Professional is not available, then International Financial Statistics (publisher, International Monetary Fund). Vittuoso shall bear all transfer fees in connection with payment.

5.5.3        The Issue Fee shall be due within ten (10) days after the Effective Date, and if such payments are not timely received, this Agreement shall automatically be null, void and without effect. Except as otherwise provided herein, all other payments shall be made within thirty (30) days after the end of the calendar quarter in which they became due and payable to Vanderbilt.

5.5.4        Any amounts payable to Vanderbilt and overdue hereunder shall bear simple interest at the rate of one percent (1%) per month.

5.5.5        All payments under this Agreement will be made without any deduction or withholding for or on account of any tax, except as expressly permitted in this Agreement. If any income or other taxes, withholdings or other deductions required by applicable law to be withheld or deducted from any of the payments made by or on behalf of Virtuoso hereunder (“Withholding Taxes”) are imposed on a payment by any applicable law, Virtuoso will pay such Withholding Taxes to the proper taxing authority and, if available, evidence of such payment will be secured and sent to Vanderbilt within one (1) month of such payment. In the case of any Withholding Taxes imposed with respect to any payment hereunder, Virtuoso will pay to Vanderbilt an additional amount as is necessary to ensure that the amount actually received by Vanderbilt with respect to such payment, free and clear of the Withholding Taxes (including any such Withholding Taxes imposed on such additional amount), will equal the amount of the payment that would have been made if no such Withholding Taxes had applied.

5.6              Small Entity Status. At any time during the Term, in the event Virtuoso no longer qualifies as a “small entity” (as defined in 37 C.F.R. 1.27), Virtuoso shall then immediately notify Vanderbilt of same.

Article 6

PATENT PROSECUTION AND ENFORCEMENT

6.1              Patent Prosecution

6.1.1        Vanderbilt shall have exclusive responsibility for the Prosecution of the Licensed Patents, including choice of patent counsel. Provided that Virtuoso covers all of Vanderbilt’s Patenting Costs in accordance with Section 6.2, Vanderbilt shall keep Virtuoso informed of patent prosecution, and will consider Virtuoso’s comments and suggestions prior to taking material actions for the same; Vanderbilt will, at the request of Virtuoso, take all prosecution actions reasonably recommended by Virtuoso which would expand the scope of rights sought or add dependent claims to cover specific Licensed Products; and Vanderbilt shall notify Virtuoso prior to any deadline if it intends to abandon, or otherwise elect to forego its rights in, any Licensed Patents and Virtuoso shall have the opportunity to continue prosecuting and maintaining such Licensed Patents in the name of Vanderbilt at Virtuoso’s expense. Virtuoso shall cooperate with Vanderbilt to insure that each Licensed Patent reflects and will reflect, to the extent practicable and to the best of Virtuoso’s knowledge, all items of commercial interest to Virtuoso.

6.1.2        Virtuoso will be reasonably permitted to discuss Prosecution of the Licensed Patents with Vanderbilt’s outside patent counsel, provided that, Virtuoso will pay all resulting outside counsel fees in accordance with Section 6.2. All non-public information exchanged between the Parties or between Vanderbilt’s outside patent counsel and Virtuoso regarding Prosecution of the Licensed Patents, and all shared information regarding analyses or opinions of third party intellectual property, will be deemed Confidential Information of the disclosing Party, whether or not identified or marked as “Confidential.” In addition, the Parties acknowledge and agree that, with regard to such activities, the interests of the Parties as licensor and licensee are to obtain the strongest and broadest patent protection possible, and as such, are aligned and are legal in nature. The Parties agree and acknowledge that they have not waived, and nothing in this Agreement constitutes a waiver of, any legal privilege concerning the Licensed Patents or the Confidential Information, including without limitation, privilege under the common interest doctrine.

6.2              Patent Reimbursements

6.2.1        Past Patenting Costs. Virtuoso shall reimburse Vanderbilt for Patenting Costs incurred by Vanderbilt prior to the Effective Date in an amount equal to $22,495 (“Past Patenting Costs”) in accordance with the following schedule of payments:

(A)       On or before July 1, 2016: $5,000

(B)       On or before September 1, 2016: $5,000

(C)       On or before November 1, 2016: $5,000

(D)       On or before January 1, 2017: $5,000

(E)       On or before March I, 2017: $2,495.

6.2.2        Ongoing Patenting Costs. With respect to any Patenting Costs incurred by or on behalf of Vanderbilt after the Effective Date of this Agreement, Virtuoso shall remit payment of such Patenting Costs within thirty (30) days after Virtuoso receives invoices for same. Notwithstanding the foregoing, at least sixty (60) days before a particular action is required for the protection of certain rights comprising the Licensed Patents (the “Bar Date”), Vanderbilt shall have the right to request advance payment of reasonable estimated Patenting Costs for such action if such estimated Patenting Costs are at least $20,000, and Virtuoso shall be obligated to pay the amount of such estimated Patenting Costs no less than thirty (30) days before the Bar Date. So long as Vanderbilt’s request is timely made, Vanderbilt shall have no obligation to take or have taken such action, and no liability for failing to take such action, to protect the Licensed Patents at issue, unless the estimated Patenting Costs are timely paid by Virtuoso, even if the result is the in-evocable loss of rights.

6.2.3        Exclusion of Certain Rights. With respect to any action necessary to protect a particular Licensed Patent in a particular country, if Virtuoso instructs Vanderbilt in writing not to take such action, which instruction must be given at least sixty (60) days prior to any Bar Dates (as defined in Paragraph 6.2.2) for such Licensed Patent, Virtuoso shall be relieved from its obligation to pay for future Patent Costs relating to such Licensed Patent in such country but Virtuoso shall not be relieved from responsibility to pay Patent Costs for such Licensed Patent incurred prior to the expiration of the sixty (60) day notice period. Such Licensed Patent shall thereupon cease to be a Licensed Patent hereunder and Virtuoso shall have no further rights therein. Thereafter, Vanderbilt shall have the right to (i) abandon some or all of such rights at Vanderbilt’s sole discretion, or (ii) incur those costs at its own expense; in either case, Vanderbilt shall be free to license such rights to third parties without any further obligation to Virtuoso.

6.2.4        Unpaid Patenting Costs. Any amounts due hereunder that remain unpaid thirty (30) days after Virtuoso receives an invoice from Vanderbilt or its counsel for same shall bear interest as provided in Paragraph 5.5.4. In addition, after said thirty (30) days, Vanderbilt shall thereafter have the right to take action, at its sole discretion, to terminate this Agreement in accordance with Section 7.3 and/or cease further Prosecution of the Licensed Patents even if the result is irrevocable loss of rights. However, nothing herein shall be construed to release Virtuoso from any obligations to reimburse or pay Patenting Costs that matured prior to the effective date of any such termination.

6.3           Notice of Alleged Infringement

6.3.1        If either Party believes that a Licensed Patent is being, or has been, infringed by a third party, such Party shall promptly, and before communicating with such third party about the alleged infringement, notify the other party of such belief, and as part of such notice shall provide copies of all documentary evidence of the alleged infringement.

6.3.2        Each Party shall promptly notify the other if it becomes aware that any legal proceedings are commenced or threatened, or any claims or allegations are made, against either Party or any purchaser of a Licensed Product sold by Virtuoso on the ground that the manufacture, use, sale, possession or import of the Licensed Product is an infringement of a third party’s patent or other intellectual property rights (an “Infringement Dispute”).

6.4              Infringement of Licensed Patents. Virtuoso shall have the first right to bring an action against an infringer of the Licensed Patents in the Field, at Virtuoso’s sole expense, so long as Virtuoso remains the exclusive licensee of the Licensed Patents in the Field. Virtuoso shall notify Vanderbilt of its intent to exercise that right within ninety (90) days after Virtuoso becomes aware of the alleged infringement. Prior to commencing any such action, Virtuoso shall consult with Vanderbilt and shall consider the views of Vanderbilt regarding the advisability of the proposed action and its effect on the public interest. If Virtuoso exercises its right to bring an infringement action against the alleged infringer, Virtuoso shall be obligated to defend any cross claim or counterclaim or action for declaratory judgment related to the Licensed Patents or Licensed Product. Vanderbilt will cooperate in such action as reasonably requested by Virtuoso, at Virtuoso’s sole expense. If Vanderbilt is legally required to be named as a party to such action for standing or other purposes, Virtuoso may join Vanderbilt to such action in name only, provided that Vanderbilt shall not be the first named party in such action and that Virtuoso shall hold Vanderbilt harmless from, and indemnify Vanderbilt against, any costs (including out-of-pocket and internal costs), expenses, or liability that Vanderbilt incurs in connection with such action. Virtuoso shall reimburse Vanderbilt for any costs, expenses or liability it incurs in connection with any action under this Section 6.4 within thirty (30) days after receiving an invoice from Vanderbilt for same. In the event that Virtuoso does not timely notify Vanderbilt of its intent to bring or pursue an infringement action against an alleged infringer, or in the event Virtuoso gives such notice but does not bring suit or stop the infringement within a reasonable time, but no longer than one hundred eighty (180) days, after Virtuoso first becomes aware of the basis for such action, Vanderbilt shall have the right (but not the obligation) to do so at its sole expense, and to retain all recovered damages. In such instances, Virtuoso will cooperate as requested by Vanderbilt, and will be compensated by Vanderbilt for its reasonable out-of-pocket expenses, provided Vanderbilt has approved same for reimbursement in advance.

6.5              Progress and Disposition of Infringement Actions. Virtuoso shall keep Vanderbilt reasonably informed of the status and progress of any action brought under Section 6.4 or any Infringement Dispute (as defined in Paragraph 6.3.2), and shall not take any position or action that would have an adverse effect on the Licensed Patents or scope, claims, validity or enforceability thereof. Virtuoso agrees that it will not settle, compromise, voluntarily dispose of or fail to defend any action brought under Section 6.4 or any Infringement Dispute without the prior written consent of Vanderbilt, which consent shall not be unreasonably withheld, so long as such disposition is not an admission of fault on the part of, does not create an obligation for or have an adverse effect on, and provides an unconditional release from all liability for, Vanderbilt and its Representatives. Any damages, award, settlement or other recovery received by Virtuoso (including without limitation statutory damages, compensatory damages, lost profits damages, exemplary damages, increased damages, and awards of costs and attorney’s fees) shall first be applied to the reimbursement of Virtuoso’s reasonable costs, expenses and legal fees, including amounts Virtuoso has reimbursed to Vanderbilt. The remaining balance of such damages shall be treated as the basis of lost profits and Vanderbilt shall recover the royalty Vanderbilt would have received under this Agreement if the infringing sales had been made by Virtuoso.

6.6              Licensed Patent Challenges. In the event that Virtuoso directly or indirectly brings, or assists in bringing, a Patent Challenge, then (a) Virtuoso shall provide Vanderbilt with at least sixty (60) days’ notice prior to taking any such action, (b) the Parties consent that Section 9.2 shall apply; (c) Virtuoso shall pay all costs, fees and expenses associated with such Patent Challenge that are incurred by Vanderbilt and its Representatives, including attorneys’ fees and all costs associated with administrative, judicial or other proceedings, within thirty (30) days after receiving an invoice from Vanderbilt for same; (d) the exclusive licenses granted herein above shall, as of the date of initiation of said challenge or opposition, automatically convert to a non-exclusive license for the remainder of the Term, and Vanderbilt shall have the right to grant licenses under the Licensed Patents to third parties, subject to the then-existing non-exclusive license provided herein; (e) any fees, royalties, milestones or revenues payable to Vanderbilt under Sections 3.2-3.7 shall double in amount if and when any Licensed Patent survives the Patent Challenge such that it remains valid in whole or in part; and (f) at any time after the Patent Challenge is brought, Vanderbilt may, at its option, terminate this Agreement according to Section 7.3; provided that if any of subsections (a)-(f) is held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any of the other said subsections. Notwithstanding any other provision of this Agreement, Virtuoso shall not have the right to assume or participate in the defense, settlement or other disposition of such Patent Challenge, but shall pay associated costs, fees and expenses as provided in Section 0(c). The Parties agree any challenge or opposition to a Licensed Patent by Virtuoso may be detrimental to Vanderbilt, and that the above provisions shall constitute reasonable liquidated damages to reasonably compensate Vanderbilt for any loss it may incur as a result of Virtuoso taking such action.

6.7              Patent Extensions. Virtuoso and Vanderbilt agree that the Licensed Patents shall be extended by all means provided by law or regulation, including without limitation extensions provided under United States law at 35 U.S.C. §§154(b), 155A, and 156. Virtuoso hereby agrees to provide Vanderbilt with all necessary assistance in securing such extensions, including without limitation, providing all information regarding applications for regulatory approval, approvals granted, and the timing of same. Virtuoso acknowledges that extensions under 35 U.S.C. §156 must be applied for within sixty (60) days of the date that a Licensed Product receives permission under the provision of law under which the applicable regulatory review period occurred for commercial marketing or use, and that Virtuoso’s failure to promptly provide the necessary information or assistance to Vanderbilt during such sixty (60) day period will cause serious injury to Vanderbilt, for which Virtuoso will be liable.

Article 7
DURATION AND TERMINATION

7.1              Term. The term of this Agreement shall commence on the Effective Date and shall continue until the expiration of the last to expire of the Licensed Patents, unless sooner terminated in accordance with the provisions herein (the “Term”).

7.2              Bankruptcy. If Virtuoso becomes bankrupt or insolvent, files a petition in bankruptcy, or is placed in the hands of a receiver, assignee, or trustee for the benefit of creditors, whether by the voluntary act of Virtuoso or otherwise, this Agreement shall automatically terminate, inasmuch as permitted under applicable and prevailing law.

7.3              Vanderbilt Termination. If Virtuoso (i) fails to make a payment to Vanderbilt of royalties, Patenting Costs or any other payment in accordance with the terms of this Agreement, (ii) breaches or defaults on its obligations under Article 4 (Diligence), or (iii) breaches or defaults on any other material term of this Agreement, Vanderbilt shall have the right to serve notice upon Virtuoso of Vanderbilt’s intention to terminate the entirety of the rights, privileges and licenses granted hereunder within thirty (30) days from the mailing of such notice. If Virtuoso does not timely pay all such overdue amounts to Vanderbilt, or, as applicable, if Virtuoso fails to reasonably cure such breach or default and to timely provide Vanderbilt with reasonably acceptable written evidence of such cure, then this Agreement may be immediately terminated upon notice by Vanderbilt at any time after said thirty (30) day period by notice to Virtuoso. Such termination shall be effective as of the date of mailing of said termination notice. If Virtuoso disputes the grounds for such termination, Virtuoso must provide written notice of the dispute to Vanderbilt prior to the effective date of said termination. If Virtuoso fails to provide such notice, Virtuoso agrees it forfeits its right to dispute such termination. Notwithstanding the foregoing, the non-timely payment of the Issue Fee or Past Patenting Costs automatically renders this Agreement null, void, and without effect, and any breach of the Indemnification and Insurance article automatically terminates this Agreement (subject to the Lapse of Coverage section). If Virtuoso brings a Patent Challenge against Vanderbilt, assists others in bringing a Patent Challenge against Vanderbilt or otherwise breaches its obligations under Section 0 then Vanderbilt may, at its option, terminate this Agreement without notice.

7.4              Virtuoso Termination. Virtuoso shall have the right to terminate this Agreement at any time by providing Vanderbilt with one hundred twenty (120) days advance notice, stating the reason for such termination. Upon such termination, Vanderbilt shall be free to license such rights to third parties, without any further obligation to Virtuoso whatsoever.

7.5              Continued Obligations. Upon termination of this Agreement for any reason, (i) all rights and licenses granted to Virtuoso under the terms of this Agreement will terminate and nothing herein shall be construed to release either Party from any obligation that matured prior to the effective date of such termination; (ii) all Confidential Information of the other Party shall be promptly returned or destroyed, at the disclosing Party’s election; (iii) Virtuoso shall cease all production and sale of Licensed Product; (iv) final reports in accordance with Section 4.3 and Article 5 (Records, Reports and Payments) shall be submitted to Vanderbilt; and (v) all royalties and other payments, including without limitation any unreimbursed Patent Costs, accrued or due to Vanderbilt as of the termination date shall become immediately payable. Notwithstanding the foregoing sentence, after the effective date of termination of this Agreement, unless for breach by Virtuoso (including breach due to a lapse of coverage as described in Section 10.4), Virtuoso may, for a period of six (6) months, sell all Licensed Products existing at the time of such termination, and complete Licensed Products in the process of manufacture at the time of such termination and sell the same, provided that Virtuoso shall comply with, all of the terms of this Agreement, including, (i) Virtuoso shall pay to Vanderbilt the running royalties and other payments as required hereinabove including Article 3 (Financial Considerations), (ii) insurance required hereunder shall be in effect, as described in Sections 10.2 through 10.3, and (iii) Virtuoso shall submit the reports required by Section 5.2 hereof.

7.6              Survival. The following provisions of this Agreement, and the defined terms and provisions used or referenced therein, shall survive termination of this Agreement: Section 3.2 (Running Royalties), Section 5.1 (Record Accounting), Article 7 (Duration and Termination), Article 8 (Confidentiality), Article 9 (Dispute Resolution), Article 10 (Indemnification and Insurance), Article 11 (Disclaimers), Section 12.3 (Export Control), Article 13 (Non-Use of Names and Publicity), and Article 15 (Miscellaneous).

Article 8
CONFIDENTIALITY

8.1              Confidential Information. During the Term and for a period of five (5) years thereafter, the Parties agree that all Confidential Information shall be maintained in confidence by the receiving Party and shall not be disclosed by the receiving Party to any third parties unless agreed to in writing by the Party providing the information; nor shall any such Confidential Information be used by the receiving Party for any purpose other than those contemplated by this Agreement; except, however, the Parties agree that nothing herein will be construed to prevent (i) the Parties from providing information about this Agreement and amounts paid as part of other routinely prepared summary documents, (ii) Vanderbilt from reporting consideration received hereunder to the Inventors and to the Government, as required, or de-identified raw terms as part of a larger database, or (iii) the Parties from providing information that is required to be disclosed by law, regulation or judicial order.

8.2              Security. Virtuoso and Vanderbilt agree that the confidentiality obligations hereunder shall require that each Party use those security and confidentiality procedures and practices as each would use for its own confidential records.

8.3              Publication. Virtuoso agrees that nothing herein shall prevent Vanderbilt from disclosing or publishing any information other than Virtuoso Confidential Information, or create any legal liability for doing so, irrespective of whether such information comprises Vanderbilt Confidential Information.

Article 9
DISPUTE RESOLUTION

9.1              Law to Govern. This Agreement, and all disputes arising out of or related to this Agreement, shall be subject to and construed and enforced in accordance with the laws of the State of Tennessee without regard to its conflict of laws principles, except that questions affecting the construction and effect of any patent or patent application shall be determined by the law of the jurisdiction in which the patent has issued or would issue.

9.2              Venue. Each Party (a) irrevocably submits to the exclusive jurisdiction of the United States District Court for the Middle District of Tennessee or a local court sitting in Davidson County, Tennessee (collectively, the “Courts”) for purposes of any action, suit or other proceeding relating to or arising out of this Agreement and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such Party. In the event of any controversy, claim or counterclaim arising out of or relating to this Agreement, either Party may effect service of process by providing a complaint and/or summons or other court filing to the other Party pursuant to Section 15.1. Any defenses based on adequacy of service of process, other than breach of Section 15.1, are waived.

9.3              Performance to Continue. Each Party shall continue to perform its undisputed obligations under this Agreement pending final resolution of any dispute arising out of or relating to this Agreement.

9.4              Statute of Limitations. The Parties agree that all applicable statutes of limitation and time- based defenses (such as estoppel and laches) shall be tolled pending final resolution of any dispute arising out of or relating to this Agreement. The Parties shall cooperate in taking any actions necessary to achieve this result.

Article 10
INDEMNIFICATION AND INSURANCE

10.1       Indemnification. The Parties acknowledge that Virtuoso, shall be fully responsible for the quality, safety and operability of all Licensed Products, and shall have sole control over, and responsibility for, the development, design, testing, promotion, marketing, sales, and other activities directed to the commercialization of Licensed Products. Virtuoso acknowledges that the technology embodied in the rights licensed hereunder is experimental and agrees to take all reasonable precautions to prevent death, personal injury, illness and property damage. Virtuoso shall obtain and maintain product liability and general liability insurance which is sufficient to meaningfully protect Vanderbilt as required by this Article.

10.1.1    Virtuoso shall indemnify, defend and hold harmless Vanderbilt and its Representatives (the “Indemnitees”) against any liability, obligation, damage, loss, adverse impact or expense (including reasonable attorney’s fees and expense of litigation) (“Losses”) incurred by or imposed upon the Indemnitees or any one of them in connection with any claims, suits, actions, allegations, assertions, investigations, demands or judgments (“Claims”) arising out of or related to: the exercise of any rights granted under this Agreement; any breach of this Agreement; any product, process or service made, used or sold pursuant to any right or license granted under this Agreement, under any theory of law (including, but not limited to, actions in the form of tort, warranty or strict liability); infringement of a third party’s rights by a Licensed Product; or any declaratory judgment action or other Claim related to Licensed Patents in the Field, including their validity, enforceability, non-infringement or scope.

10.1.2    Vanderbilt shall give prompt notice to Virtuoso of the commencement of any action, suit or proceeding for which indemnification may be sought, provided that failure to do so shall not affect the rights of the Indemnitees unless, and then only to the extent that, such delay or failure is prejudicial to or otherwise adversely affects Virtuoso. Virtuoso agrees, at its own expense, to provide attorneys reasonably acceptable to Vanderbilt to defend against any Claims brought or filed against any party indemnified hereunder with respect to the subject of indemnity contained herein, whether or not such Claims are rightfully brought; provided, however, that Vanderbilt shall be entitled to participate in any such action, suit or proceeding with counsel of its own choice, but at its own expense. If Virtuoso fails to assume the defense within a reasonable time, Vanderbilt may assume such defense and the reasonable fees and expenses of its attorneys and any Losses will be covered by the indemnity provided for in this Section IO. I. Any Indemnitee shall have the right to retain its own counsel, at the expense of Virtuoso, if representation of such Indemnitee by the counsel retained by Virtuoso would be inappropriate because of actual or potential differences in the interests of such Indemnitee and any other party represented by such counsel. The Indemnitees shall cooperate in such defense as reasonably requested by Virtuoso, at Virtuoso’s sole expense. Virtuoso agrees to keep Vanderbilt informed of the progress in the defense and disposition of such claim and to consult with Vanderbilt with regard to any proposed settlement. Virtuoso agrees that it will not settle, compromise, voluntarily dispose of or fail to defend any such action (including any cross claim, counterclaim or declaratory judgment action) without the prior written consent of Vanderbilt.

10.2          Insurance. Virtuoso shall not make, use, import, offer to sell or sell any Licensed Product, or engage in any other act involving any Licensed Product or the Licensed Rights, if such act could possibly create risk of a claim against the Indemnitees for personal injury or property damage, unless Virtuoso shall have first provided Vanderbilt with certificates of insurance, to be updated yearly, proving that Virtuoso has in force, during the term of this Agreement, policies of: (i) commercial general liability insurance, containing contractual liability coverage, with sufficient occurrence and annual aggregate limits and (ii) product liability insurance with sufficient claims- made and tail coverage limits to indemnify the Indemnitees against liability claims for accidental death, injury, illness or other damages arising from such act, as required by the previous paragraph. Such product liability insurance shall cover each Licensed Product with total limits of not less than:

(1)	From the Effective Date throughout the Term of this Agreement: general liability insurance in the amount of one million dollars ($1,000,000) per occurrence; two million dollars ($2,000,000) general aggregate.

(2)	From the date immediately prior to first sale of Licensed Product: product liability insurance in the amount of ten million dollars ($10,000,000) per occurrence; ten million dollars ($10,000,000) aggregate.

Such commercial general liability and product liability policies shall: (i) be obtained within thirty (30) days of the Effective Date, (ii) be deemed primary; the insurance of Vanderbilt will be excess and non-contributory and (iii) name Indemnitees as an additional insured party with respect to the sale or other dispensation of Licensed Products. Virtuoso’s insurance carrier for such policies will waive all subrogation rights against Indemnitees.

10.3          Term of Insurance. Virtuoso agrees that the above-described liability insurance policies shall be continuously maintained in force for so long as this Agreement remains in effect, and such policy will provide coverage for all liabilities that may arise due to the actions of Virtuoso or the manufacture, use or sale of Licensed Products, irrespective of whether such liability may occur or be claimed for a period of up to three (3) years after termination hereof. Neither Virtuoso nor any third party shall terminate, reduce the face value of, or otherwise materially modify such insurance coverage while such policy is in effect, unless equal or greater coverage is first provided under another policy in compliance with the foregoing provisions and without any gap in coverage.

10.4          Lapse of Coverage. This Agreement and the licenses granted herein to Virtuoso shall immediately and automatically terminate without notice in the event Virtuoso or other party acting under authority of Virtuoso, fails to obtain the insurance required hereunder, or if the insurance lapses or is cancelled. A termination occurring under this paragraph shall occur and become effective at the time such insurance coverage ends or becomes required and is not obtained, and Virtuoso shall then have no right to complete production and sale of Licensed Products under the Continued Obligations paragraph hereinabove. Nothing herein shall be construed to release either Patty from any obligation that matured prior to the effective date of such termination. Notwithstanding the foregoing, in the three (3) month period subsequent to the date of such an automatic termination of this Agreement by operation of this paragraph, to the extent that such rights are still available for licensing, Virtuoso shall have the right to reinstate the effectiveness of this Agreement by obtaining the required insurance, whereupon this Agreement shall automatically become effective as of the date of reinstatement of said insurance, including coverage for the period of lapse or cancellation, and shall remain in full force and effect without any further action of the Patties. For the avoidance of doubt, in the event of such reinstatement, royalties shall be owed on any Licensed Products sold during the period of lapse or cancellation.

Article 11
DISCLAIMERS

Virtuoso acknowledges and agrees that all rights licensed by Vanderbilt hereunder are licensed “as is” and without any representation, indemnification or warranty with respect to possible infringement of third party rights. Nothing in this Agreement shall be construed as (i) a warranty or representation by Vanderbilt as to the validity or scope of any Licensed Patents, (ii) a warranty or representation that anything made, used, imported, developed, promoted, offered for sale, sold, or otherwise disposed of under any license granted in this Agreement does not or will not infringe patents, trade secrets or other proprietary rights; (iii) a representation or warranty of operability or that development of a commercial product is possible; (iv) an obligation to bring or prosecute actions or suits against third parties for infringement; (v) conferring the right to use in advertising, publicity or otherwise any trademark, trade name, or names, or any contraction, abbreviation, simulation or adaptation thereof of Virtuoso or Vanderbilt; (vi) conferring by implication, estoppel or otherwise any license or rights under any patents of Vanderbilt other than the Licensed Patents regardless of whether such patents are dominant or subordinate to any Licensed Patents; and (vii) any other representations or warranties, either express or implied, unless specified in this Agreement. Except as expressly provided herein, the furnishing of Confidential Information by Vanderbilt shall not be interpreted to convey any grant of rights, titles, interests, options or licenses to Virtuoso under any of the Licensed Patents or other patents. VANDERBILT DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES NOT EXPRESSLY STATED IN THIS ARTICLE, INCLUDING WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR ABSENCE OF LATENT OR OTHER DEFECTS, WHETHER OR NOT DISCOVERABLE, WITH RESPECT TO THE LICENSED PATENTS OR ANY LICENSED PRODUCTS, AND INCLUDING WARRANTIES WITH RESPECT TO THE SCOPE, VALIDITY OR ENFORCEABILITY OF ANY OF THE LICENSED PATENTS, THAT ANY PATENT WILL ISSUE BASED UPON ANY OF THE PENDING APPLICATIONS COMPRISING SAME, OR THAT THE USE OF ANY OF THE LICENSED PATENTS WILL NOT INFRINGE OTHER INTELLECTUAL PROPERTY RIGHTS. IN NO EVENT WILL VANDERBILT, OR THE VANDERBILT INDEMNITEES, BE LIABLE FOR ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES OF ANY KIND, LOST PROFITS, COSTS OF PROCURING SUBSTITUTE GOODS OR SERVICES, LOST BUSINESS, ENHANCED DAMAGES FOR INTELLECTUAL PROPERTY INFRINGEMENT OR PUNITIVE DAMAGES, WHETHER GROUNDED IN TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, CONTRACT OR OTHERWISE, REGARDLESS OF WHETHER VANDERBILT IS ADVISED, HAS REASON TO KNOW, OR IN FACT KNOWS OF THE POSSIBILITY OF SUCH DAMAGES. VANDERBILT WILL HAVE NO RESPONSIBILITIES OR LIABILITIES WHATSOEVER WITH RESPECT TO LICENSED PRODUCTS. Virtuoso shall make no statements, representations or warranties whatsoever to any third parties which are inconsistent with the foregoing. In no event shall Vanderbilt, or the Vanderbilt Indemnitees be liable for damages in excess of amounts Vanderbilt has received from Virtuoso under this Agreement.

Article 12
COMPLIANCE

12.1          Compliance with Law. Virtuoso shall have the sole obligation for compliance with, and shall ensure that any of its Affiliates comply with, all government statutes and regulations that relate to Licensed Products and its activities pursuant to this Agreement.

12.2          Marking. Virtuoso shall mark all Licensed Products made or sold in the United States in accordance with 35 U.S.C. §287(a), and will mark all Licensed Products made or sold in other countries in accordance with the laws and regulations then applicable in each such country; and Virtuoso agrees that it will be liable to Vanderbilt for infringement damages lost due to improper or defective patent marking.

12.3          Export Controls. Virtuoso shall comply with all United States laws and regulations controlling the export of licensed commodities and technical data. (For the purpose of this Section 12.3, “licensed commodities” means any article, material or supply but does not include information; and “technical data” means tangible or intangible technical information that is subject to United States export regulations, including blueprints, plans, diagrams, models, formulae, tables, engineering designs and specifications, manuals and instructions.) These laws and regulations may include, but are not limited to, the Export Administration Regulations (15 C.F.R. 730-774), the International Traffic in Arms Regulations (22 C.F.R. 120-130) and the various economic sanctions regulations administered by the United States Department of the Treasury (31 C.F.R. 500-600). Among other things, these laws and regulations prohibit or require a license for the export or retransfer of certain licensed commodities and technical data to specified countries, entities and persons. Virtuoso hereby gives written assurance that it will comply with, and will cause its Affiliates to comply with, all United States export control laws and regulations, that it beam sole responsibility for any violation of laws and regulations by itself or its Affiliates, and that it will indemnify, defend and hold Vanderbilt and the Indemnitees (as defined in Paragraph 10.1.1) harmless for the consequences of any such violation.

12.4          Anti-Kickback and Stark Law. It is the intention of the Parties to comply with all applicable laws, rules, and regulations, including (i) the federal anti-kickback statute (42 U.S.C.§1320a-7b) and related safe harbor regulations, and (ii) the Limitation Certain Physician Referrals (42 U.S.C. §1395nn, the “Stark Law”) and related regulations. Accordingly, the Parties agree and acknowledge that no consideration received under this Agreement is, or is intended to be, a prohibited payment for the recommending or arranging for the referral of business or ordering of items or services, nor is any such consideration intended to induce illegal referrals of business.

12.5          Debarment. Virtuoso hereby represents and warrants that it has not been debarred, suspended, excluded or otherwise determined to be ineligible to participate in federal healthcare programs or federal procurement and non-procurement programs (collectively, “Debarred”) and Virtuoso agrees not to engage or assign any employee, agent or contractor (“Agent”) to perform services under this Agreement who has been Debarred. Virtuoso acknowledges that Vanderbilt shall have the right to terminate this Agreement immediately without further obligation in the event that Virtuoso or an Agent is Debarred. Accordingly, Virtuoso shall provide Vanderbilt with immediate notice if during the Term Virtuoso (a) receives notice of action or threat of action with respect to its Debarment or (b) becomes Debarred.

12.6          Conflict of Interest. Virtuoso acknowledges that Vanderbilt’s employees and medical and professional staff members and the employees and staff members of Vanderbilt’s Affiliates are subject to the applicable policies of Vanderbilt and such Affiliates, including, without limitation, policies regarding conflicts of interest, intellectual property and other matters. Virtuoso shall not enter into any oral or written agreement with such employee or staff member which conflicts with any such policy.

12.7          Tax Exempt Status. The Parties recognize that Vanderbilt is a non-profit, tax-exempt organization and agree that this Agreement will take into account and be consistent with Vanderbilt’s tax-exempt status.

Article 13
NON-USE OF NAMES AND PUBLICITY

13.1          Non-Use of Names. Neither Party shall use the name, trademark, service mark, trade name, or symbol or any adaptation thereof of the other Party or of any of its trustees, directors, officers, employees, faculty, Inventors, affiliated investigators, agents and representatives, medical and professional staff, students or Affiliates for advertising, marketing, endorsement, promotional or sales literature, publicity, public announcement or disclosure or in any document employed to obtain funds or financing without the specific prior written consent of an authorized representative of the other Party or individual whose name is to be used as to each such use.

13.2          Publicity. The Parties will maintain the terms of this Agreement confidential, and neither Party shall issue any press release or other public statements related to this Agreement without the specific prior written consent of an authorized representative of the other Party as to each such use; provided that the Parties may make factual statements that Virtuoso has a license from Vanderbilt under one or more of the patents or patent applications comprising the Licensed Patents and regarding the type and extent of the license.

Article 14
ASSIGNMENT

14.1          This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective permitted assigns and successors in interest. Except as expressly permitted in this Agreement, Virtuoso shall not assign, delegate or subcontract any of its rights or obligations under this Agreement without the prior written consent of Vanderbilt.

14.1.1    No such consent will be required to assign this Agreement to a successor in connection with a merger or consolidation of Virtuoso, or to the purchaser of all or substantially all the assets of Virtuoso, provided that: (i) Virtuoso is not in breach of this Agreement; (ii) such successor or purchaser shall agree in writing to be bound by the terms and conditions hereof prior to such assignment; (iii) Virtuoso shall provide Vanderbilt with evidence to demonstrate that such successor or purchaser has or is likely to acquire, in a reasonable period of time, capital and personnel resources sufficient to fulfill the obligations it is assuming hereunder; (iv) Virtuoso shall notify Vanderbilt in writing of any assignment and provide a copy of all assignment documents (pursuant to which such transferee shall have agreed in writing to be bound by the terms and conditions of this Agreement) to Vanderbilt within thirty (30) days of assignment; and (v) Virtuoso shall pay to Vanderbilt a fee of one hundred thousand dollars (U.S. $100,000). Following such assignment, the term “Virtuoso” as used herein shall include the assignee.

14.1.2    Failure of an assignee to agree to be bound by the terms hereof or failure of Virtuoso to notify Vanderbilt and provide copies of assignment documentation shall be grounds for termination of this Agreement for default. Any attempted assignment in contravention of this Section 14.1 shall be null and void.

Article 15
MISCELLANEOUS

15.1          Payments and Notices. Any notice or other communication given under this Agreement (not including correspondence or communications pursuant to Section 6.1 or reports and payments under Sections 5.2 and 5.5) shall be in writing and shall be deemed delivered when sent by certified first class mail, or by overnight courier with confirmed receipt, addressed to the Parties as follows (or at such other addresses as the Parties may notify each other in writing):

Virtuoso Surgical, Inc. 5701 Old Harding Pike, Suite 200 Nashville, TN 37205 (615) 352-9588 Attention: Mark Pickrell	Vanderbilt Center for Technology Transfer and Commercialization Vanderbilt University 1207 17th Avenue S., Suite 105 Nashville, TN 37212 Attention: Assistant Vice Chancellor

15.2          Severability. In the event that any provision of this Agreement shall be held invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of this Agreement, and the Parties shall negotiate in good faith to modify the Agreement to preserve (to the extent possible) their original intent.

15.3          Interpretation. The article and paragraph headings contained in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement. The words “include” or “including” shall be construed as incorporating, also, “but not limited to” or “without limitation.” The Parties acknowledge that each Party has read and negotiated the language used in this Agreement. Because all Patties participated in negotiating and drafting this Agreement, no rule of construction will apply to this Agreement which construes ambiguous language in favor of or against any Party by reason of that Party’s role in drafting this Agreement.

15.4          Amendment and Waiver. No waiver, modification, release or amendment of any obligation under this Agreement shall be valid or effective unless in writing and signed by an authorized representative of the Patty to be bound and explicitly references this Agreement and specifies that it is the Parties’ intent to modify the terms and/or conditions set forth herein. The Parties acknowledge that invoices, purchase orders or other mechanisms for administering any payment or other obligation set forth herein shall not contain terms and conditions separate from, in addition to, and/or in conflict with this Agreement, and that any such terms, if present, shall be void and without effect, and shall not be enforceable by any Party hereto. The failure of either Party at any time or times to require performance of any provision hereof shall in no manner affect its rights at a later time to enforce the same. No waiver by either Patty of any condition or term shall be deemed as a further or continuing waiver of such condition or term or of any other condition or term.

15.5          Entire Agreement. The Parties hereto agree that this Agreement (including any attachments, appendices, exhibits or the like) sets forth the entire agreement and understanding of the Parties hereto as to the subject matter hereof, and supersedes any and all prior written and oral agreements, understandings, promises or offers, including any term sheet which preceded its drafting, but does not supersede any confidentiality or non-disclosure agreement between the Parties.

15.6          Independent Contractors. For the purpose of this Agreement and any services to be provided hereunder, each Party shall be, and shall be deemed to be, an independent contractor and not an agent, partner, joint venturer or employee of the other Party. Neither Party shall have authority to make any statements, representations or commitments of any kind, or to take any action which shall be binding on the other Party, except as may be explicitly authorized in writing.

15.7          Counterparts. This Agreement and any amendment hereto may be executed in counterparts, including by facsimile or by electronic scan copies delivered by email, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which counterparts, taken together, shall constitute one and the same instrument.

* * * * * * *

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

VIRTUOSO SURGICAL, INC.

By:

Date:

Title:

VANDERBILT UNIVERSITY

By:	/s/ Padma Raghavan

Title:	Vice Provost for Research

Date:	5/24/2016

By:	/s/ Susan L. Hart

Title:	Associate Vice Chancellor, Academic Affairs

Date:	6/7/2016

Appendix A
LICENSED PATENTS

VU Ref. No.	Country	Application No.	Title	Patent No.
VU 13034	us	14/256,540	System and Apparatus for Endoscopic Deployment of Robotic Concentric Tube Manipulators for Performing Surgery	n/a
VU 16035	us	62/236,187	Hand-held Concentric Tube Manipulator Actuation Unit and Mechanism for Surgery	n/a

Appendix B

QUARTERLY REPORTS

These reports shall include at least the following, on a Licensed Product-by-Licensed Product and country-by-country basis:

(A)       The numbers or quantity of each Licensed Product sold by Virtuoso during the calendar quarter;

(B)       The gross amount billed by Virtuoso for Licensed Products, and an accounting of any non-monetary consideration for each Licensed Product sold by Virtuoso during the calendar quarter;

(C)       Average sale price during the calendar quarter;

(D)       Exchange rates used for currency conversion for the calendar quarter and the basis and methodology used;

(E)       Total payments due to Vanderbilt under Running Royalties (Section 3.2) for the calendar quarter, as well as a detailed accounting of how such payments were calculated;

(F)       Description and product codes, or other Virtuoso identifier, of each Licensed Product sold during the calendar quarter; and

(G)       A list of countries in which a first commercial sale occurred in the calendar quarter.

Exhibit C
Warrant

NEITHER THIS WARRANT NOR THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES ACT (COLLECTIVELY, THE “SECURITIES LAWS”). THIS WARRANT HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THIS WARRANT MAY NOT BE SOLD, OFFERED FOR SALE OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH SECTION 11 OF THIS WARRANT AND UNLESS THE SECURITIES (I) ARE REGISTERED UNDER THE SECURITIES LAWS OR (II) ARE EXEMPT FROM REGISTRATION UNDER THE SECURITIES LAWS AND THE COMPANY IS PROVIDED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

WARRANT TO PURCHASE COMMON STOCK OF

Virtuoso Surgical, Inc.

This WARRANT (“Warrant”) is issued this 15th day of May 2016, by Virtuoso Surgical, Inc., a Tennessee corporation (the “Company”), to Vanderbilt University, a Tennessee not-for-profit corporation (the “Holder”).

1.       Grant.

(a)       For and in consideration of Holder entering into that certain license agreement with Company of even date herewith (the “License Agreement”), and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company hereby grants to Holder the right to purchase, from time to time at Holder’s option, that number of shares of Company’s Common Stock (the “Warrant Shares”) as is equal to, on the date of exercise, X percent (X%) of the aggregate number of outstanding shares of Company’s Common Stock, calculated on a fully-diluted basis assuming the exercise and/or conversion of all outstanding securities exercisable for or convertible into Company’s Common Stock (including this Warrant), whether or not such securities are currently exercisable or convertible, assuming that such conversions and/or exercises are effected for the maximum number of shares exercisable under all such outstanding securities.

(b)       At such time as the Company shall have sold and issued at least FIVE HUNDRED THOUSAND DOLLARS ($500,000) of equity securities that are not subject to redemption for any reason other than the passage of a period of time not less than seven (7) years (a “Warrant Share Freeze Event”), then the number of shares for which this Warrant shall thereafter by exercisable shall equal the maximum number of shares for which this Warrant was exercisable immediately after such Warrant Share Freeze Event, except as provided in Section l(c) hereof

(c)       If the Company at any time makes a redemption of, or special dividend in respect of, any equity securities the purchase price for which is included among the $500,000 described in Section l(b), then it shall be treated for purposes of this Warrant as though such securities had never been issued and, unless a Warrant Share Freeze Event would nonetheless be deemed to have occurred based on the aggregate sales of other equity securities, the number of shares for which this Warrant is exercisable shall be increased accordingly, subject to the later sale and issuance of equity securities sufficient to have triggered a Warrant Share Freeze Event when aggregated with the prior sales that previously triggered the Warrant Share Freeze Event.

2.       Exercise Price. The aggregate exercise price (not per Warrant Share, but for any or all of the Warrant Shares that may be purchased pursuant to this Warrant at any time or from time to time) shall be Ten Dollars ($10.00) (the “Exercise Price”).

3.       Warrant Exercise. This Warrant may be exercised by Holder at any time and from time to time following the “Effective Date” as described in the License Agreement, by delivering to Company: (i) the attached form of Election to Purchase, duly completed and executed by Holder; and (ii) payment of the Exercise Price in cash or by check. Notwithstanding the occurrence of a Warrant Share Freeze Event, this Warrant shall continue in full force and effect until the Termination Date (as hereinafter defined).

4.       Delivery of Stock Certificates. Within five (5) days after any exercise of this Warrant, Company, at its expense, shall issue in the name of and deliver to Holder a certificate or certificates for the number of Warrant Shares to which Holder shall be entitled upon such exercise. Holder shall for all purposes be deemed to have become the holder of record of such Warrant Shares on the date on which payment of the Exercise Price is made, irrespective of the date of delivery of the certificate or certificates representing the Warrant Shares; provided that, if the date of such payment is a date when the stock transfer books of Company are closed, Holder shall be deemed to have become the holder of record of such Warrant Shares at the close of business on the next succeeding date on which the stock transfer books are open.

5.       Certain Items. Company represents, warrants and agrees that all Warrant Shares issued pursuant to the terms of this Warrant will, upon their issuance, be validly issued and outstanding, fully paid and nonassessable. Company further represents, warrants and agrees that Company will at all times have authorized and reserved a sufficient number of shares of Common Stock to provide for Holder’s exercise of the rights represented by this Warrant.

6.       Investment Representations of Holder. Holder represents, warrants and agrees on the date hereof, as follows:

(a)       Holder understands that neither this Warrant nor any of the Warrant Shares acquired pursuant to this Warrant have been, nor will they be, registered under the securities laws of the United States and any applicable state laws (“Securities Laws”), and Company is under no obligation to register either the Warrant or such Warrant Shares under the Securities Laws.

(b)       To the extent applicable, Holder is acquiring this Warrant and will be acquiring the Warrant Shares pursuant to this Warrant for investment and for its own account, and not with a view to, or for resale in connection with, any distribution.

(c)       Holder understands that the Warrant and the Warrant Shares must be held indefinitely and Holder must continue to bear the economic risk of the investment for an indefinite time unless the Warrant or the Warrant Shares, as applicable, is subsequently registered under the Securities Laws or an exemption from such registration is available.

(d)       Holder is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the United States Securities Act of 1933, as amended.

7.       Termination. This Warrant shall be cancelled and the rights granted hereunder shall terminate at the close of business on the tenth (10th) anniversary of the issuance of the Warrant (the “Termination Date”).

8.       Significant Business Transactions. If at any time while this Warrant, or any portion thereof, is outstanding and unexpired there shall be: (i) a reorganization; (ii) a merger or consolidation of Company with or into another corporation in which Company is not the surviving entity, or a reverse triangular· merger in which Company is the surviving entity but the shares of Company’s capital stock outstanding immediately prior to the merger are converted by virtue of the merger into other property, whether in the form of securities, cash, or otherwise; or (iii) a sale or transfer of Company’s properties and assets as, or substantially as, an entirety to any other party, then, unless prior to or contemporaneous with the closing of such reorganization, merger, consolidation, sale or transfer, Holder has exercised this Warrant, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that Holder shall thereafter be entitled to receive upon exercise of this Warrant (or partially exercised, then only for that portion of the Warrant outstanding), during the period specified herein and upon payment of the Exercise Price then in effect, that number of shares of stock or other securities or property of the successor corporation resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 8. The foregoing provisions of this Section 8 shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the exercise of this Warrant. In all events, appropriate adjustment (as determined in good faith by Company’s Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant.

9.       Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant.

10.       Restrictions on Transfer. This Warrant may not be transferred unless: (i) the Warrant is registered under the Securities Laws; (ii) Company has received a legal opinion reasonably satisfactory to Company to the effect that the transfer is exempt from the prospectus delivery and registration requirements of the Securities Laws; or (iii) Company otherwise satisfies itself that such transfer is exempt from registration. A legend setting forth the foregoing restrictions shall be placed on any certificate representing a security issued pursuant to the exercise hereof and a stop transfer restriction or order may be placed on the books of Company and with any transfer agent until such securities may be legally sold or otherwise transferred.

11.       Holder as Owner. Company may deem and treat Holder as the absolute owner of this Warrant for all purposes regardless of any notice to the contrary.

12.       No Rights as Shareholder. This Warrant shall not by itself entitle Holder to any voting rights or any other rights as a shareholder of Company or to any other rights whatsoever except the rights stated herein; and no cash or stock dividend or interest shall be payable or shall accrue in respect of this Warrant or the Warrant Shares purchasable hereunder unless, until and to the extent that this Warrant shall be exercised.

13.       Construction. The descriptive headings of the several sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions thereof

14.       Expiration. This Warrant shall be void and all rights represented thereby shall cease unless exercised on or before the Termination Date. All restrictions set forth herein on the Warrant Shares issued upon exercise of any rights hereunder shall survive such exercise and expiration of the rights granted hereunder.

15.       Lost Warrant Certificate. If this Warrant is lost, stolen, mutilated or destroyed, Company shall issue a new warrant of like denomination, tenor and date as this Warrant, subject to Company’s right to require Holder to give Company a bond or other satisfactory security sufficient to indemnify Company against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft, mutilation or destruction of this Warrant or the issuance of such new warrant.

16.       Waivers and Amendments. This Warrant or any provision hereof may be changed, waived, discharged or terminated only by a statement in writing signed by Company and Holder.

17.       Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be delivered in person, mailed by United States mail, first-class postage prepaid, or by registered or certified mail with return receipt requested, or delivered by nationally recognized overnight courier service, addressed as follows:

If to Holder:

Center for Technology Transfer and Commercialization

Vanderbilt University

1207 17th Avenue South

Suite 105

Nashville, TN 37212

Attention: Assistant Vice Chancellor

Fax: 615-343-4419

With a copy to:

Vanderbilt University

305 Kirkland Hall

Nashville, Tennessee 37240

Attention: General Counsel

Facsimile: (615) 343-3930

If to Company:

Virtuoso Surgical, Inc.

5701 Old Harding Pike, Suite 200

Nashville, TN 37205

Each of the parties shall be entitled to specify a different address by giving five (5) days’ advance written notice to the other patty.

19.       Applicable Law. The validity and construction of this Warrant shall be determined according to the laws of Tennessee applicable to contracts executed and performed within that state, without reference to its conflict of law principles. Each patty hereby irrevocably and unconditionally consents to exclusive venue in any state or federal court located in the Davidson County, Tennessee (the “Davidson County Courts”) for any litigation arising out of or relating to this Warrant, and each party hereby waives any objection to the laying of venue of any such litigation in the Davidson County Courts and agrees not to plead or claim in any Davidson County Court that such litigation brought therein has been brought in an inconvenient forum.

IN WITNESS WHEREOF, the parties have executed this Wm-rant as of the date first above written.

VANDERBILT UNIVERSITY	Virtuoso Surgical, Inc.

By:	By:

Name:	Name:

Title:	Title:

Date:	Date:

NOTICE OF EXERCISE

TO:	Virtuoso Surgical, Inc.

Vanderbilt University, pursuant to the provisions set forth in the attached Warrant, hereby elects to exercise the Warrant and subscribe for the purchase of _______________ Shares covered by the Warrant and hereby makes payment in full for the Shares at the price per share of Common Stock set forth in the Warrant as follows:

☐       By check in the amount of $10.00.

The undersigned requests that the certificates for the Shares be issued in the name of “Vanderbilt University” and delivered to the address set forth below the signature.

Vanderbilt University

Name	Date

Title

Address